SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: May 18, 2017

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NAVIOS MARITIME ACQUISITION CORPORATION

FORM 6-K

Page
Operating and Financial Review	3
Financial Statements Index	F-1

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statements on Form F-3, File Nos. 333-170896 and 333-214739.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three month periods ended March 31, 2017 and 2016 of Navios Maritime Acquisition Corporation (referred to herein as “we,” “us” or “Navios Acquisition”). All of the financial statements have been stated in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Acquisition’s 2016 Annual Report filed on Form 20-F with the Securities and Exchange Commission.

This Report contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations, including with respect to Navios Acquisition’s future dividends, 2017 cash flow generation and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Acquisition at the time this filing was made. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us, tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, the aging of our vessels and resultant increases in operation and dry docking costs, the loss of any customer or charter or vessel, our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission, including its Form 20-Fs and Form 6-Ks. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Acquisition makes no prediction or statement about the performance of its common stock.

Recent Developments and History

Dividend Policy

On May 12, 2017, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2017 of $0.05 per share of common stock payable on June 14, 2017 to stockholders of record as of June 7, 2017. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

Credit Facility

In May 2017, Navios Acquisition agreed to enter into a loan facility for an amount of up to $24.0 million with a commercial bank in order to refinance the existing facility of its two chemical tankers which matures in the first quarter of 2018. The facility will be repayable in 17 equal consecutive quarterly installments of $0.6 million each, with a balloon payment on the last repayment date. The facility matures in September 2021 and bears interest at LIBOR plus 300 bps per annum.

Equity Transactions

On January 17, 2017, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of puttable common stock and paid cash of $1.0 million to the holder upon redemption.

On February 16, 2017, Navios Acquisition entered into securities purchase agreements with Navios Maritime Midstream Partners L.P. (“Navios Midstream”) pursuant to which Navios Acquisition made an investment in Navios Midstream by purchasing 6,446 general partnership units for an aggregate consideration of $0.1 million in order to maintain its 2.0% partnership interest in Navios Midstream in light of Navios Midstream’s continuous offering sales program. As of March 31, 2017, Navios Acquisition owned a 59.0% limited partner interest in Navios Midstream, which included a 2.0% general partner interest.

As of March 31, 2017, Navios Acquisition had the following equity outstanding: 150,482,990 shares of common stock and 1,000 shares of Series C Convertible Preferred Stock held by Navios Maritime Holdings Inc. (“Navios Holdings”).

On May 8, 2017, Navios Acquisition redeemed, through the holder’s put option, 75,000 shares of puttable common stock and paid cash of $0.8 million to the holder upon redemption.

Fleet

As of May 16, 2017, our fleet consisted of a total of 36 double-hulled tanker vessels, aggregating approximately 3.9 million deadweight tons, or dwt. The fleet includes eight VLCC tankers (over 200,000 dwt per ship), which transport crude oil, eight Long Range 1 (“LR1”) product tankers (60,000-79,999 dwt per ship), 18 Medium Range 2 (“MR2”) product tankers (30,000-59,999 dwt per ship) and two chemical tankers (25,000 dwt per ship), which transport refined petroleum products and bulk liquid chemicals. All our vessels are currently chartered-out to high-quality counterparties, including affiliates of Navig8 Chemicals Shipping and Trading Co (“Navig8”), Shell Tankers Singapore Private LTD (“Shell”) and Mansel LTD (“Mansel”), with an average remaining charter period of approximately one year. As of May 16, 2017, we had charters covering 90.4% of available days in 2017 and 25.8% of available days in 2018.

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate(1)			Profit Sharing	Expiration Date(2)
Owned Vessels
Nave Polaris	Chemical Tanker	2011	25,145		Floating Rate	(8)	None	August 2017
Nave Cosmos	Chemical Tanker	2010	25,130		Floating Rate	(8)	None	August 2017
Nave Velocity	MR2 Product Tanker	2015	49,999		$13,825		None	July 2017
					$11,850	(19)	50%/50%	July 2018
Nave Sextans	MR2 Product Tanker	2015	49,999		$16,294		None	January 2018
Nave Pyxis	MR2 Product Tanker	2014	49,998		$16,294		None	February 2018
Nave Luminosity	MR2 Product Tanker	2014	49,999		$14,072		50%/50%	September 2017
					$11,850	(19)	50%/50%	September 2018
Nave Jupiter	MR2 Product Tanker	2014	49,999		$11,850	(19)	50%/50%	May 2018
Bougainville	MR2 Product Tanker	2013	50,626		$16,296	(5)	100%	September 2017
Nave Alderamin	MR2 Product Tanker	2013	49,998		$12,675	(16)	None	February 2018
Nave Bellatrix	MR2 Product Tanker	2013	49,999		$12,838	(17)	None	December 2017
Nave Capella	MR2 Product Tanker	2013	49,995		$12,739		None	June 2017
					13,825	(11)	None	December 2017
Nave Orion	MR2 Product Tanker	2013	49,999		$12,675	(18)	None	March 2018
Nave Titan	MR2 Product Tanker	2013	49,999		$15,306		50%/50%	June 2017
					$11,850	(19)	50%/50%	June 2018
Nave Aquila	MR2 Product Tanker	2012	49,991		$12,344	(3)	None	November 2017
Nave Atria	MR2 Product Tanker	2012	49,992		$14,813		50%/50%	July 2017
					$11,850	(19)	50%/50%	July 2018
Nave Orbit	MR2 Product Tanker	2009	50,470		$17,750	(14)	None	November 2017
Nave Equator	MR2 Product Tanker	2009	50,542		$17,000		None	October 2017
Nave Equinox	MR2 Product Tanker	2007	50,922		$11,603	(15)	ice-transit premium(4)	November 2017
Nave Pulsar	MR2 Product Tanker	2007	50,922	$ $	11,973/ 12,344		50%/50% and ice-transit premium(22)	January 2018/ October 2018
Nave Dorado	MR2 Product Tanker	2005	47,999		$12,245	(20)	None	January 2018
Nave Atropos	LR1 Product Tanker	2013	74,695		Floating Rate	(13)	None	October 2019
Nave Rigel	LR1 Product Tanker	2013	74,673		$18,022		50%/50%	August 2019
Nave Cassiopeia	LR1 Product Tanker	2012	74,711		Floating Rate	(13)	None	February 2019

Nave Cetus	LR1 Product Tanker	2012	74,581	$18,022		50%/50%	April 2019
Nave Estella	LR1 Product Tanker	2012	75,000	$13,260	(21)	None	March 2018
Nave Andromeda	LR1 Product Tanker	2011	75,000	$12,640	(6)	None	June 2017
Nave Ariadne	LR1 Product Tanker	2007	74,671	$17,775		50%/50%	May 2018
Nave Cielo	LR1 Product Tanker	2007	74,671	$17,775		50%/50%	May 2018
Nave Buena Suerte(10)	VLCC	2011	297,491	Floating Rate	(12)	None	August 2017
Nave Quasar	VLCC	2010	297,376	Floating Rate	(7)	None	March 2018
Nave Synergy	VLCC	2010	299,973	Floating Rate	(7)	None	February 2018
Nave Galactic	VLCC	2009	297,168	Floating Rate	(9)	None	September 2017
Nave Spherical	VLCC	2009	297,188	$41,475		None	November 2017
Nave Neutrino(10)	VLCC	2003	298,287	$37,520		None	September 2017
Nave Electron(10)	VLCC	2002	305,178	Floating Rate	(7)	None	December 2017
Nave Photon	VLCC	2008	297,395	$40,488		None	December 2017

(1)	Net time charter-out rate per day (net of commissions), presented in USD.
(2)	Estimated dates assuming the midpoint of the redelivery period by charterers, including owner’s extension options not declared yet.
(3)	Charterer’s option to extend the charter for 12 months at $14,813 net per day.
(4)	Profit sharing based on a formula which incorporates a premium when vessels are trading in ice. For the Nave Equinox the premium is $1,481 net per day for the first 12 months and $1,728 net per day for the six month optional period.
(5)	Rate can reach a maximum of $21,728 net per day calculated based on a formula.
(6)	Charterer’s option to extend the charter for six months at $13,134 net per day and another six months at $14,615 net per day.
(7)	Rate based on VLCC pool earnings.
(8)	Rate based on chemical tankers pool earnings.
(9)	Rate is based upon daily BITR TD3. Navios Acquisition will receive 100% of the index rate up to $41,969 net per day, 90% of the index rate from $41,969 net per day to $44,438 net per day and 50% of any amount in excess of $44,438 net per day. The contract provides for a minimum rate of $29,625 net per day and $27,156 net per day for the last nine months of the contract.
(10)	Navios Acquisition has granted an option to Navios Midstream to purchase the vessel from Navios Acquisition at fair market value. The options are extended for an additional two-year period expiring on November 18, 2018.
(11)	Charterer’s option to extend for one year at $14,813 net per day.
(12)	Rate is based upon daily BITR TD3. Navios Acquisition will receive 100% of the index rate up to $41,969 net per day, 90% up until $44,438 net per day and 50% of any amount in excess of $44,438 net per day. The contract provides a minimum rate of $19,750 net per day.
(13)	Rate based on LR1 pool earnings.
(14)	Charterer’s option to extend for two years at $20,500 net per day.
(15)	Charterer’s option to extend for six months at $13,084 net per day.
(16)	Charterer’s option to extend the charter for one year at $13,650 net per day.
(17)	Charterer’s option to extend the charter for one year at $14,319 net per day.
(18)	Charterer’s option to extend the charter for one year at $13,894 net per day.
(19)	Charterer’s option to extend the charter for one year at $13,331 net per day.
(20)	Charterer’s option to extend the charter for six months at $13,529 net per day.
(21)	Charterer’s option to extend the charter for one year at $14,625 net per day.
(22)	The premium for the Nave Pulsar when vessel is trading on ice is $1,975 net per day. Charterer’s option to extend the charter for one year at $13,455 net per day.

Charter Policy and Industry Outlook

Our core fleet currently consists of 36 vessels, of which eight are VLCCs, 26 are product tankers and two are chemical tankers. All of our vessels are chartered-out to high-quality counterparties, including affiliates of Navig8, Shell and Mansel with an average remaining charter period of approximately one year. Many of our charters have profit sharing arrangements (see fleet table above). While all of our vessels are currently chartered-out, we intend to deploy any vessels that would become open—not chartered-out—to leading charterers in a mix of long, medium and short-term time charters, depending on the vessels’ positions, seasonality and market outlook. This chartering strategy is intended to allow us to capture increased profits during strong charter markets, while developing relatively stable cash flows from longer-term time charters. We will also seek profit sharing arrangements in our long-term time charters, to provide us with potential incremental revenue above the contracted minimum charter rates.

Using Navios Holdings’ global network of relationships and extensive experience in the maritime transportation industry, coupled with its commercial, financial and operational expertise, we plan to opportunistically grow our fleet through the timely and selective acquisition of high-quality newbuilding or secondhand vessels when we believe those acquisitions will result in attractive returns on invested capital and increased cash flow. We also intend to engage in opportunistic dispositions where we can achieve attractive values for our vessels as we assess the market cycle. We believe our diverse and versatile fleet, combined with the experience and long- standing relationships of Navios Holdings with participants in the maritime transportation industry, position us to identify and take advantage of attractive acquisition opportunities.

Factors Affecting Navios Acquisition’s Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the demand for seaborne transportation services;

•	the ability of Navios Holdings’ commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	the effective and efficient technical management of our vessels;

•	Navios Holdings’ ability to satisfy technical, health, safety and compliance standards of major commodity traders; and

•	the strength of and growth in the number of our customer relationships, especially with major commodity traders.

In addition to the factors discussed above, we believe certain specific factors will impact our combined and consolidated results of operations. These factors include:

•	the charter hire earned by our vessels under our charters;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal; and

•	the level of any dividend to our stockholders.

Voyage and Time Charter

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the tanker shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. As of May 16, 2017 the average age of Navios Acquisition’s owned fleet is 6.3 years. But, as such fleet ages or if Navios Acquisition expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.

Set forth below are selected historical and statistical data for Navios Acquisition for each of the three month periods ended March 31, 2017 and 2016 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three month period ended March 31,
	2017 (unaudited)	2016 (unaudited)
FLEET DATA
Available days(1)	3,207	3,477
Operating days(2)	3,202	3,470
Fleet utilization(3)	99.8%	99.8%
Vessels operating at period end	36	38
AVERAGE DAILY RESULTS
Time Charter Equivalent (“TCE”) Rate per day (4)	$19,475	$22,722

Navios Acquisition believes that the important measures for analyzing trends in its results of operations consist of the following:

(1)	Available days: Available days for the fleet are total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons other than scheduled repairs, dry dockings or special surveys.

(4)	TCE Rate: Time Charter Equivalent Rate per day is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE Rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels of various types of charter contracts for the number of available days of the fleet.

Period-over-Period Comparisons

For the Three Month Period ended March 31, 2017 compared to the Three Month Period ended March 31, 2016

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2017 and 2016. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Acquisition for the respective periods.

Expressed in thousands of U.S. dollars	Three Month period Ended March 31, 2017 (unaudited)	Three Month period Ended March 31, 2016 (unaudited)
Revenue	$64,482	$80,419
Time charter and voyage expenses	(3,178)	(1,421)
Direct vessel expenses	(893)	(644)
Management fees	(23,418)	(24,186)
General and administrative expenses	(2,763)	(3,529)
Depreciation and amortization	(14,220)	(14,883)
Interest income	2,194	654
Interest expenses and finance cost	(18,847)	(19,125)
Gain on sale of vessel	—	2,282
Equity in net earnings of affiliated companies	2,768	4,891
Other expense, net	(510)	(688)

Net income	$5,615	$23,770

Revenue: Revenue for the three month period ended March 31, 2017 decreased by $15.9 million or 19.8% to $64.5 million, as compared to $80.4 million for the same period in 2016. The decrease was mainly attributable to the: (i) decrease in the market rates during the first quarter ended March 31, 2017, as compared to the same period in 2016; and (ii) decrease in revenue by $3.8 million due to the sale of one MR2 product tanker in January 2016 and two chemical tankers in each of October and November 2016. Available days of the fleet decreased to 3,207 days for the three month period ended March 31, 2017, as compared to 3,477 days for the three month period ended March 31, 2016. The TCE Rate decreased to $19,475 for the three month period ended March 31, 2017, from $22,722 for the three month period ended March 31, 2016.

Time charter and voyage expenses: Time charter and voyage expenses for the three month period ended March 31, 2017 increased by $1.8 million to $3.2 million, as compared to $1.4 million for the three month period ended March 31, 2016. The increase was attributable to a (i) $1.2 million backstop commitment to Navios Midstream; and (ii) $0.7 million increase in bunkers and other voyage expenses; partially mitigated by a $0.1 million decrease in broker commission costs.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of certain vessels of our fleet amounted to $0.9 million for the three month period ended March 31, 2017, as compared to $0.6 million for the three month period ended March 31, 2016.

Management fees: Management fees for the three month period ended March 31, 2017 decreased by $0.8 million to $23.4 million as compared to $24.2 million for the three month period ended March 31, 2016, attributable to the decrease in the number of vessels operating under Navios Acquisition’s fleet, partially mitigated by the increase in management fees in effect as of May 29, 2016, described below. Pursuant to our Management Agreement, the Manager, a wholly owned subsidiary of Navios Holdings, provided commercial and technical management services to Navios Acquisition’s vessels for a daily fee of: (a) $6,000 per MR2 product tanker and chemical tanker vessel; (b) $7,000 per LR1 product tanker vessel; and (c) $9,500 per VLCC, through May 2016. Navios Acquisition fixed the fees for commercial and technical ship management services of its fleet for two additional years from May 29, 2016 through May 2018, at a daily fee of: (a) $6,350 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) $9,500 per VLCC.

Drydocking expenses are reimbursed at cost by Navios Acquisition.

General and administrative expenses: Total general and administrative expenses for the three month period ended March 31, 2017 decreased by approximately $0.8 million to $2.8 million compared to $3.5 million for the three month period ended March 31, 2016, mainly due to (i) a $0.5 million decrease in other general and administrative expenses, including professional, fees and expenses; and (ii) a $0.3 million decrease in stock based compensation. For the three month periods ended March 31, 2017 and 2016, the expenses charged by Navios Holdings for administrative services were $2.3 million and $2.4 million, respectively. The remaining balance of $0.5 million and $1.1 million of general and administrative expenses for the three month periods ended March 31, 2017 and 2016, respectively, related to legal, consulting, travel and professional fees including audit fees.

Depreciation and amortization: Depreciation and amortization for the three month period ended March 31, 2017 decreased by $0.7 million to $14.2 million compared to $14.9 million for the three month period ended March 31, 2016, due to the sale of vessels mentioned above. Depreciation of a vessel is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard.

Interest income: Interest income for three month period ended March 31, 2017 increased by $1.5 million to $2.2 million compared to $0.7 million for the three month period ended March 31, 2016. The increase was mainly attributable to the increase of the interest income accrued under the revolving loans granted to Navios Holdings, Navios Europe Inc. (“Navios Europe I”) and Navios Europe (II) Inc. (“Navios Europe II”).

Interest expense and finance cost: Interest expense and finance cost for the three month period ended March 31, 2017 decreased by $0.3 million to $18.8 million, as compared to $19.1 million for the three month period ended March 31, 2016. The decrease was mainly due to the decrease in the average outstanding balance of our credit facilities (other than 2021 Notes), which amounted to $440.8 million for the three month period ended March 31, 2017 as compared to $531.0 million for the three month period ended March 31, 2016 and was partially mitigated by the increase of the weighted average interest rate for the three month period ended March 31, 2017 to 6.41% compared to 5.99%, in the same period in 2016. As of March 31, 2017 and 2016, the outstanding balance under Navios Acquisition’s total borrowings were $1,111.1 million and $1,193.1 million, respectively.

Gain on sale of vessel: The gain on sale of vessels for the three month period ended March 31, 2017 amounted to $0 as compared to $2.3 million for the same period in 2016, due to the sale of the Nave Lucida on January 27, 2016.

Equity in net earnings of affiliated companies: Equity in net earnings of affiliated companies decreased by $2.1 million to $2.8 million for the three month period ended March 31, 2017, as compared to $4.9 million for the same period in 2016. The decrease mainly resulted from the decrease in equity in net earnings of Navios Midstream.

Other expense, net: Other expense, net for the three month period ended March 31, 2017 was $0.5 million. For the comparative period of 2016 other expense, net was $0.7 million.

Liquidity and Capital Resources

Our primary short-term liquidity needs are to fund general working capital requirements, dry docking expenditures, minimum cash balance maintenance as per our credit facility agreements and debt repayment, and other obligations from time to time, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry docking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, proceeds from asset sales and bank borrowings, which we believe will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months.

Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon cash from operations and upon external financing sources, including bank borrowings, to fund acquisitions, expansion and investment capital expenditures and other commitments we have entered into. We cannot assure you that we will be able to secure adequate financing or obtain additional funds on favorable terms, to meet our liquidity needs.

Navios Acquisition may use funds to repurchase its outstanding capital stock and/or indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Acquisition deems appropriate and subject to its cash requirements for other purposes, compliance with the covenants under Navios Acquisition’s debt agreements, and other factors management deems relevant.

Cash Flow

Cash flows for the three month period ended March 31, 2017 compared to the three month period ended March 31, 2016:

The following table presents cash flow information for the three month periods ended March 31, 2017 and 2016.

	Three Month Period Ended March 31, 2017 (unaudited)	Three Month Period Ended March 31, 2016 (unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by operating activities	$27,585	$26,061
Net cash (used in)/ provided by investing activities	(2,474)	15,092
Net cash used in financing activities	(15,430)	(31,317)

Net increase in cash and cash equivalents	$9,681	$9,836

Cash and cash equivalents, beginning of year	49,292	54,805

Cash and cash equivalents, end of period	$58,973	$64,641

Cash provided by operating activities for the three month period ended March 31, 2017 as compared to the three month period ended March 31, 2016:

Net cash provided by operating activities increased by $1.5 million to $27.6 million for the period ended March 31, 2017 as compared to $26.1 million for the same period in 2016. The increase is analyzed as follows:

The net income for the three month period ended March 31, 2017 was $5.6 million compared to $23.8 million for the three month period ended March 31, 2016. In determining net cash provided by operating activities for the three month period ended March 31, 2017, the net income was adjusted for the effect of depreciation and amortization of $14.2 million, $0.9 million for amortization and write-off of deferred finance fees and bond premium, $0.9 million for the amortization of drydock and special survey costs and $0.3 million for equity in net earnings of affiliates, net of dividend received.

Prepaid expenses and other current assets amounted to $4.2 million for the three month period ended March 31, 2017 compared to $4.6 million for the year ended December 31, 2016.

Accounts receivable decreased by $5.0 million from $20.9 million for the year ended December 31, 2016, to $15.9 million for the three month period March 31, 2017, due to the decrease in receivables due from charterers.

Amounts due from related parties, short-term, decreased by approximately $4.8 million from $25.0 million to $20.3 million in the three month period ended March 31, 2017, which mainly related to a decrease in payment of management fees for our vessels. Please refer to the relevant discussion below, under “Related Parties Transactions”.

Restricted cash from operating activities increased by $0.1 million from $1.1 million for the year ended December 31, 2016, to $1.2 million due to increase in the cash held in retention accounts for the payment of interest under our credit facilities.

Amounts due from related parties, long-term, excluding the amounts related to the Navios Holdings Credit Facility, increased by $14.7 million in the three month period ended March 31, 2017, which mainly related to payment of management fees under the terms of our Management Agreement and special survey and drydocking expenses for certain vessels of our fleet and the increase by $5.3 million of the loan granted to Navios Europe II, classified under “Cash (used in)/ provided by investing activities”. Please refer to the relevant discussion below, under “Related Party Transactions”.

Accounts payable decreased by $0.7 million to $4.2 million for the three month period ended March 31, 2017 from $4.9 million at December 31, 2016, due to a decrease in various payables.

Accrued expenses increased by approximately $13.3 million to $24.4 million for the three month period ended March 31, 2017, from $11.0 million on December 31, 2016. The increase was attributable to a $13.8 million increase in accrued interest partially mitigated by a $0.2 million decrease in accrued other expenses and a $0.2 million decrease in accrued voyage expenses.

Payment for dry dock and special survey costs incurred in the three month period ended March 31, 2017 and December 31, 2016 was $2.9 million and $3.8 million, respectively, and related to drydock and special survey costs incurred for certain vessels of the fleet.

Amounts due to related parties, short-term increased by $2.4 million from $0 for the year ended December 31, 2016 to $2.4 million for the three month period ended March 31, 2017, mainly due to backstop commitments and other payables to Navios Midstream.

Deferred revenue primarily relates to cash received from charterers prior to it being earned and also includes the current portion of deferred gain on sale of the Nave Celeste and the C. Dream to Navios Midstream. Deferred revenue relating to cash received from charterers was recognized as revenue over the voyage or charter period. Deferred revenue decreased by $0.9 million to $7.6 million for the three month period ended March 31, 2017 from $8.5 million on December 31, 2016.

Cash (used in)/ provided by investing activities for the three month period ended March 31, 2017 as compared to the three month period ended March 31, 2016:

Net cash used in/ provided by investing activities decreased by $17.6 million to $2.5 million outflow as of March 31, 2017 from $15.1 million inflow as of March 31, 2016.

Net cash used in investing activities for the three month period ended March 31, 2017, resulted from: (i) a $5.3 million loan granted to Navios Europe II (Navios Revolving Loans II); and (ii) a $0.1 million investment in Navios Midstream in order to maintain the 2% general partner interest. The decrease was partially mitigated by $2.9 million from dividends received from affiliates.

Net cash provided by investing activities for the three month period ended March 31, 2016, resulted from: (i) $18.4 million net proceeds from the sale of vessels; and (ii) $0.9 million from dividends received from affiliates. The increase was mitigated by a $4.3 million increase in Navios Revolving Loans II.

Cash used in financing activities for the three month period ended March 31, 2017 as compared to the three month period ended March 31, 2016:

Net cash used in financing activities decreased by $15.9 million to $15.4 million at March 31, 2017 from $31.3 million at March 31, 2016. Net cash used in financing activities for the three month period ended March 31, 2017 resulted from: (i) $26.8 million of loan repayments; (ii) $7.9 million of dividends paid; (iii) $5.7 million in restricted cash; and (iv) $1.0 million for the redemption of puttable common stock; and was partially mitigated by $26.0 million in loan proceeds, net of deferred finance fees.

Net cash used in financing activities for the three month period ended March 31, 2016 resulted from: (i) $23.5 million of loan repayments; (ii) $7.9 million of dividends paid; (iii) $1.0 million for the redemption of puttable common stock, and was partially offset by a $1.0 million decrease in restricted cash.

Reconciliation of EBITDA to Net Cash from Operating Activities

Expressed in thousands of U.S. dollars	Three Month Period Ended March 31, 2017 (unaudited)	Three Month Period Ended March 31, 2016 (unaudited)
Net cash provided by operating activities	$27,585	$26,061
Net increase in operating assets	7,892	21,959
Net increase in operating liabilities	(14,141)	(10,189)
Net interest cost	16,653	18,471
Amortization and write-off of deferred finance costs and bond premium	(916)	(1,042)
Equity in net earnings of affiliates, net of dividends received	308	490
Stock based compensation	—	(264)
Gain on sale of vessel	—	2,282

EBITDA	$37,381	$57,768

	Three Month Period Ended March 31, 2017 (unaudited)	Three Month Period Ended March 31, 2016 (unaudited)
Net cash provided by operating activities	$27,585	$26,061
Net cash (used in)/ provided by investing activities	$(2,474)	$15,092
Net cash used in financing activities	$(15,430)	$(31,317)

We use EBITDA as liquidity measure and reconcile EBITDA to net cash provided by/ (used in) operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/(decrease) in operating assets; (ii) net (increase)/decrease in operating liabilities; (iii) net interest cost; (iv) amortization of deferred finance cost and other related expenses; (v) provision for losses on accounts receivable; (vi) equity in net earnings of affiliated companies, net of dividends received; (vii) payments for dry dock and special survey costs; (viii) gain/(loss) on sale of assets/subsidiaries; (ix) stock based compensation; (x) gain/(loss) on debt repayment; and (xi) impairment charges. Navios Acquisition believes that EBITDA is the basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Acquisition also believes that EBITDA is used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA has limitations as analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Acquisition’s results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Acquisition’s performance. Furthermore, our calculation of EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA for the three month period ended March 31, 2017 decreased by approximately $20.4 million to $37.4 million from $57.8 million in the same period of 2016. The decrease in EBITDA was mainly due to a: (a) $15.9 million decrease in revenue; (b) $2.3 million gain from sale of vessel incurred in the three month period ended March 31, 2016; (c) $2.1 million decrease in equity in net earnings of affiliated companies; and (d) $1.8 million increase in time charter expenses; partially mitigated by a (i) $0.8 million decrease in management fees, mainly due to the sale of one MR2 product tanker in January 2016 and two chemical tankers in October and November 2016, as discussed above; (ii) $0.8 million decrease in general and administrative expenses; and (iii) $0.2 million decrease in other expense, net.

Long-Term Debt Obligations and Credit Arrangements

Ship Mortgage Notes

8 1/8% First Priority Ship Mortgages: On November 13, 2013, the Company and its wholly owned subsidiary, Navios Acquisition Finance (US) Inc. (“Navios Acquisition Finance” and together with the Company, the “2021 Co-Issuers”) issued $610.0 million in first priority ship mortgage notes (the “Existing Notes”) due on November 15, 2021 at a fixed rate of 8.125%.

On March 31, 2014, the Company completed a sale of $60.0 million of its first priority ship mortgage notes due in 2021 (the “Additional Notes”, and together with the Existing Notes, the “2021 Notes”). The terms of the Additional Notes are identical to the Existing Notes and were issued at 103.25% plus accrued interest from November 13, 2013.

The 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of Navios Acquisition’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 Notes).

The 2021 Co-Issuers have the option to redeem the 2021 Notes in whole or in part, at any time: (i) before November 15, 2016, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any; and (ii) on or after November 15, 2016, at a fixed price of 106.094% of the principal amount, which price declines ratably until it reaches par in 2019, plus accrued and unpaid interest, if any.

At any time before November 15, 2016, the 2021 Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2021 Notes with the net proceeds of an equity offering at 108.125% of the principal amount of the 2021 Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the aggregate principal amount of the Existing Notes remains outstanding after such redemption.

In addition, upon the occurrence of certain change of control events, the holders of the 2021 Notes will have the right to require the 2021 Co-Issuers to repurchase some or all of the 2021 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2021 Co-Issuers were in compliance with the covenants as of March 31, 2017.

The Existing Notes and the Additional Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. The Additional Notes and the Existing Notes have the same CUSIP number.

Guarantees

The Company’s 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 notes). The Company’s 2021 Notes are unregistered. The guarantees of our subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance, are 100% owned. Navios Acquisition does not have any independent assets or operations. Except as provided above, Navios Acquisition does not have any subsidiaries that are not guarantors of the 2021 Notes.

Credit Facilities

As of March 31, 2017, the Company had secured credit facilities with various banks with a total outstanding balance of $441.1 million. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. Dollars and bear interest based on LIBOR plus spread ranging from 230 bps to 400 bps per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from July 2018 to October 2022. See also “Contractual obligations” below.

ABN AMRO Bank N.V.: In February 2017, the Company drew $26.7 million under this credit facility with ABN AMRO Bank N.V. which is secured with its two chemical tankers, following the full repayment of the previous financing arrangements. The facility is repayable in four equal consecutive quarterly installments of $0.7 million each, with a final balloon payment of the balance to be repaid on the last repayment date. The maturity date of the loan is in February 2018. The loan bears interest at LIBOR plus 400 bps per annum. As of March 31, 2017, $26.7 million was outstanding under this facility.

In May 2017, Navios Acquisition agreed to enter into a loan facility for an amount of up to $24.0 million from a commercial bank in order to refinance the existing facility of its two chemical tankers which matures in the first quarter of 2018. Accordingly, as of March 31, 2017, the amount of $22.3 million was reclassified from caption “Current portion of long-term debt, net of deferred finance cost” under current liability to “Long term debt, net of current portion, premium and net of deferred finance cost” under non-current liability. The facility will be repayable in 17 equal consecutive quarterly installments of $0.6 million each, with a final balloon payment of the balance to be repaid on the last repayment date. The facility matures in September 2021 and bears interest at LIBOR plus 300 bps per annum.

As of March 31, 2017, no amount was available to be drawn from our facilities.

The loan facilities include, among other things, compliance with loan to value ratios and certain financial covenants: (i) minimum liquidity higher of $40.0 million or $1.0 million per vessel; (ii) net worth ranging from $50.0 million to $135.0 million; and (iii) total liabilities divided by total assets, adjusted for market values to be lower than 75%. It is an event of default under the credit facilities if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security to prevent such an event.

As of March 31, 2017, the Company was in compliance with the covenants in each of its credit facilities.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Acquisition from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; changing the flag, class, management or ownership of Navios Acquisition’s vessels; changing the commercial and technical management of Navios Acquisition’s vessels; selling Navios Acquisition’s vessels; and subordinating the obligations under each credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facilities also require Navios Acquisition to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

Off-Balance Sheet Arrangements – Legal Proceedings

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. As of March 31, 2017, Navios Acquisition was contingently liable to charter-in certain vessels from Navios Midstream. Please see discussion below under “Contractual Obligations”.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date of the financial statements were prepared. In the opinion of the management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Company’s financial position, results of operations or liquidity.

Contractual Obligations

The following table summarizes our long-term contractual obligations as of March 31, 2017:

	Payments due by period (Unaudited)
(In thousands of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations(1)	$43,153	$209,395	$808,937	$49,610	$1,111,095
Total contractual obligations	$43,153	$209,395	$808,937	$49,610	$1,111,095

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 250 bps to 320 bps per annum or the $670.0 million 2021 Notes which have a fixed rate of 8.125%.

Navios Holdings, Navios Acquisition and Navios Maritime Partners L.P. (“Navios Partners”) have made available to Navios Europe I revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). As of March 31, 2017, the amount undrawn under the Navios Revolving Loans I was $4.8 million, of which Navios Acquisition may be required to fund an amount ranging from $0 to $4.8 million. See Note 6 for the Investment in Navios Europe I.

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017 the availability under the Navios Revolving Loans II was increased by $14.0 million. As of March 31, 2017, the amount undrawn under the Navios Revolving Loans II was $21.5 million, of which Navios Acquisition may be required to fund an amount ranging from $0 to $21.5 million. See Note 6 for the Investment in Navios Europe II.

On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided backstop commitments for a two-year period as of the redelivery of each of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika from their original charters, at a net rate of $35,000, $38,400 and $38,025, respectively. Navios Midstream has currently entered into new charter contracts for the above vessels with third parties upon their redelivery in first quarter of 2017. Those contracts provide for index linked charter rates or pool earnings as the case may be. Backstop commitments are triggered if the actual rates achieved are below the backstop rates.

The backstop agreement for the Shinyo Ocean, the Shinyo Kannika and the Nave Celeste became effective upon re-delivery of the vessels during the three month period ended March 31, 2017. The Company has provisionally recognized a liability of $1.2 million under “Time charter and voyage expenses” in the condensed consolidated Statements of Income as of March 31, 2017 for which the Company believes it represents a reasonable estimate of the loss for the backstop agreements.

On September 19, 2016, Navios Acquisition entered into a $70.0 million secured loan facility with Navios Holdings. Please refer to the relevant discussion below, under “Related Parties Transactions”.

Related Party Transactions

The Navios Holdings Credit Facilities: On September 19, 2016, Navios Acquisition entered into a $70.0 million secured loan facility with Navios Holdings. The loan facility is secured by all of Navios Holdings’ interest in Navios Acquisition and 78.5% of Navios Holdings’ interest in Navios Logistics, representing a majority of the shares outstanding of Navios Logistics. The secured loan facility provided for an arrangement fee of $0.7 million, is available for up to five drawings and has a fixed interest rate of 8.75% with a maturity date of November 15, 2018. As of March 31, 2017 and December 31, 2016, the outstanding receivable balance of $51.9 million, and $50.7, respectively, included in the consolidated balance sheets under “Due from related parties, long-term”, consisted of the drawdown of $50.0 million on September 20, 2016 net of the arrangement fee, upon deduction of the applicable expenses for the origination of the loan facility and the accrued interest of $2.4 million and $1.2 million, respectively. The arrangement fee is deferred and amortized using the effective interest rate method. Total interest income for the three month period ended March 31, 2017 amounted to $1.2 million.

In March 2016, Navios Acquisition entered into the $50.0 million Revolver with Navios Holdings, which was available for multiple drawings up to a limit of $50.0 million. The Revolver had a margin of LIBOR plus 300bps and a maturity until December 2018. On April 14, 2016, Navios Acquisition and Navios Holdings announced that the Revolver was terminated. No borrowings had been made under the Revolver.

In 2010, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings, which matured in December 2015. The facility was available for multiple drawings up to a limit of $40.0 million and had a margin of LIBOR plus 300 basis points. As of its maturity date, December 31, 2015, all amounts drawn had been fully repaid.

Management fees: Pursuant to the Management Agreement dated May 28, 2010 and as amended in May 2012 and May 2014, the Manager, a wholly-owned subsidiary of Navios Holdings, provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6,000 per MR2 product tanker and chemical tanker vessel; (b) $7,000 per LR1 product tanker vessel; and (c) $9,500 per VLCC, through May 2016.

Pursuant to an amendment to the Management Agreement dated as of May 19, 2016, Navios Acquisition fixed the fees for commercial and technical ship management services of its fleet for two additional years from May 29, 2016 through May 2018, at a daily fee of: (a) $6,350 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) $9,500 per VLCC.

Dry docking expenses are reimbursed by Navios Acquisition at cost.

Total management fees for each of the three month periods ended March 31, 2017 and 2016 amounted to $23.4 million and $24.2 million, respectively.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an Administrative Services Agreement with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, Navios Acquisition extended the original duration of its existing Administrative Services Agreement with Navios Holdings, until May 2020.

For each of the three month periods ended March 31, 2017 and 2016 the expense arising from administrative services rendered by Navios Holdings amounted to $2.3 million and $2.4 million, respectively.

Balance due from related parties (excluding Navios Europe I, Navios Europe II and Navios Holdings Credit Facility): Balance due from related parties as of March 31, 2017 and December 31, 2016 was $33.6 million and $25.8 million, respectively, and included the short-term and long-term amounts mainly due from Navios Holdings. The balances mainly consisted of administrative expenses and special survey and dry docking expenses for certain vessels of our fleet, as well as management fees, in accordance with the Management Agreement.

Balance due to related parties, short-term: Amounts due to related parties, short-term as of March 31, 2017 and December 31, 2016 was $2.4 million and $0, respectively, and mainly consisted of backstop commitments and other payables to Navios Midstream.

Omnibus Agreements

Acquisition Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter-in drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the existing terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Midstream Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Midstream Omnibus Agreement”), with Navios Midstream, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Midstream, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of the Navios Midstream General Partner. The Midstream Omnibus Agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Under the Midstream Omnibus Agreement, Navios Midstream and its subsidiaries will grant to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition will agree (and will cause its subsidiaries to agree) to grant a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter for five or more years it might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Backstop Agreement: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided backstop commitments for a two-year period as of the redelivery of each of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika from their original charters, at a net rate of $35,000, $38,400 and $38,025, respectively. Navios Midstream has currently entered into new charter contracts for the above vessels with third parties upon their redelivery which occurred in the first quarter of 2017. Those contracts provide for index linked charter rates or pool earnings as the case may be. Backstop commitments are triggered if the actual rates achieved are below the backstop rates. Backstop commitment incurred in the three month period ended March 31, 2017 was $1.2 million ($0 for the respective period in 2016).

Navios Midstream General Partner Option Agreement with Navios Holdings: Navios Acquisition entered into an option agreement, dated November 18, 2014, with Navios Holdings under which Navios Acquisition grants Navios Holdings the option to acquire any or all of the outstanding membership interests in Navios Midstream General Partner and all of the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. Any such exercise shall relate to not less than twenty-five percent of the option interest and the purchase price for the acquisition of all or part of the option interest shall be an amount equal to its fair market value.

Option Vessels: Navios Midstream holds purchase options for three VLCCs of Navios Acquisition, the Nave Buena Suerte, the Nave Neutrino and the Nave Electron, which expire on November 18, 2018. The purchase options pursuant to the extended period do not include any backstop commitments from Navios Acquisition.

Sale of C. Dream and Nave Celeste: On June 18, 2015, Navios Acquisition sold the vessel-owning subsidiaries of the C. Dream and the Nave Celeste to Navios Midstream for a sale price of $100.0 million in total. Out of the $100.0 million purchase price, $73.0 million was paid in cash and the remaining amount was paid through the issuance of 1,592,920 subordinated Series A Units of Navios Midstream. In conjunction with the transaction, Navios Midstream also issued 32,509 general partner units to the General Partner, in order for the General Partner to maintain its 2.0% general partnership interest, for $0.6 million. Please see Note 11- “Transactions with related parties”.

Participation in offerings of affiliates: On July 29, 2016, Navios Midstream launched a continuous offering sales program of its common units for an aggregate offering of up to $25.0 million.

On September 30, 2016, December 30, 2016 and February 16, 2017, Navios Acquisition entered into securities purchase agreements with Navios Midstream pursuant to which Navios Acquisition made an investment in Navios Midstream by purchasing 5,655, 1,143 and 6,446 general partnership interests, respectively, in order to maintain its 2.0% partnership interest in Navios Midstream in light of such continuous offering sales program. The aggregate consideration for the three month period ended March 31, 2017 and the year ended December 31, 2016 was $0.1 million, respectively.

The Company determined, under the equity method, that the issuance of common units of Navios Midstream qualified as a sale of shares by the investee. As a result, a net loss of $0.05 million was recognized in “Equity in net earnings of affiliated companies” for the three month period ended March 31, 2017.

Balance due from Navios Europe I: Balance due from Navios Europe I as of March 31, 2017 amounted to $12.8 million (December 31, 2016: $12.3 million) which included the Navios Revolving Loans I of $7.1 million (December 31, 2016: $7.1 million), the non-current amount of $2.5 million (December 31, 2016: $2.2 million) related to the accrued interest income earned under the Navios Term Loans I under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans I of 3.3 million (December 31, 2016: $2.9 million) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of March 31, 2017, the amount undrawn under the Navios Revolving Loans I was $4.8 million of which Navios Acquisition may be required to fund an amount ranging from $0 to $4.8 million.

Balance due from Navios Europe II: Balance due from Navios Europe II as of March 31, 2017 amounted to $22.7 million (December 31, 2016: $16.4 million) which included the Navios Revolving Loans II of $16.9 million (December 31, 2016: $11.6 million), the non-current amount of $2.4 million (December 31, 2016: $2.1 million) related to the accrued interest income earned under the Navios Term Loans II under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans II of $3.4 million (December 31, 2016: $2.7 million) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of March 31, 2017, the amount undrawn under the Navios Revolving Loans II was $21.5 million, of which Navios Acquisition may be required to fund an amount ranging from $0 to $21.5 million.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statements of income.

Interest Rate Risk

As of March 31, 2017, Navios Acquisition had a total of $1,111.1 million in long-term and short-term indebtedness. Borrowings under our credit facilities bear interest at rates based on a premium over U.S. $ LIBOR except for the interest rate on the Existing Notes and the Additional Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the three month period ended March 31, 2017, we paid interest on our outstanding debt at a weighted average interest rate of 6.4%. A 1% increase in LIBOR would have increased our interest expense for the three month period ended March 31, 2017 by $1.1 million.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the three month period ended March 31, 2017, Navig8, Shell and Mansel accounted for 30.6%, 14.5% and 12.5%, respectively, of Navios Acquisition’s revenue. For the year ended December 31, 2016, these three customers accounted for 33.0%, 20.0% and 14.7%, respectively, of Navios Acquisition’s revenue.

Cash and Cash Equivalents

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Acquisition does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Acquisition also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Inflation

Inflation has had a minimal impact on vessel operating expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

In January 2017, the FASB issued Accounting Standard Update (“ASU”) 2017-01, “Business Combinations” to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period (i) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and (ii) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-03 “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323).” The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our Consolidated Financial Statements was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this new accounting guidance did not have a material effect on the Company’s Consolidated Financial Statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. This Update addresses the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both types of leases — capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In January 2016, FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this ASU require an entity (i) to measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value with changes in fair value recognized in net income; (ii) to perform a qualitative assessment to identify impairment in equity investments without readily determinable fair values; (iii) to present separately in other comprehensive income the fair value of a liability resulting from a change in the instrument-specific credit risk; and (iv) to present separately financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet. The amendments also eliminate the requirement, for public business entities, to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost on the balance sheet and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

Critical Accounting Policies

Navios Acquisition’s interim consolidated financial statements have been prepared in accordance with US GAAP. The preparation of these financial statements requires Navios Acquisition to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Other than as described below, all significant accounting policies are as described in Note 2 to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 5, 2017.

Investments in Equity Securities: Navios Acquisition evaluates its investment in Navios Midstream, Navios Europe I and Navios Europe II for other than temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Midstream, Navios Europe I and Navios Europe II, and (iii) the intent and ability of the Company to retain its investment in Navios Midstream, Navios Europe I and Navios Europe II for a period of time sufficient to allow for any anticipated recovery in fair value.

As of March 31, 2017, the aggregate carrying value of our investment in Navios Midstream was $181.7 million or $14.41 per unit, which represents our total ownership interest in the Partnership of 59.0%. The estimated market value of this investment is determined with reference to the quoted price of the common units. Due to the decline in the quoted price of the common units since the fourth quarter of 2015, the fair value of our investments in Navios Midstream has been below its carrying value for a period over twelve months, indicating a potential impairment.

As of March 31, 2017, the quoted unit price was $12.04, subsequently increasing to a high of $12.15 and low of $10.58. In relation to our investment we are required to recognize an impairment loss where it is determined to be “other-than-temporary.” However, we believe the volatility and the decline in the unit price is temporary. This is on the basis that the decline is being driven by industry trends. Specifically, the decline in oil prices, which has resulted in a general negative sentiment towards the shipping stocks and its status as a Master Limited Partnership (“MLP”) has suffered in response to cuts in distributions by other MLPs in the sector. We believe this is not a reflection of the Navios Midstream’s profitability, strong financial position or its ability to maintain distributions given the short duration and limited severity of the decline in unit price, the historical trading levels of the units since the inception of Navios Midstream and the fact that Navios Midstream’s fleet currently operates under medium and long-term time charters with fixed charter rates, which has historically contributed to secure and stable operating cash flows. Thus we have assessed these conditions as being temporary and no adjustment to the carrying value of our investment was deemed necessary as of March 31, 2017 as we have both the ability and intent to hold our investment in Navios Midstream.

However, should these conditions continue to persist for an extended period of time, a conclusion could be reached in the future that an impairment exists that is “other-than- temporary”, at which time we would write down the carrying amount of our investment to its estimated fair value which may have a material adverse impact on our results of operations in the period recognized.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AT MARCH 31, 2017 AND DECEMBER 31, 2016	F-2
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016	F-3
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016	F-4
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016	F-5
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	F-6

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except share data)

	Notes	March 31, 2017 (unaudited)	December 31, 2016 (unaudited)
ASSETS
Current assets
Cash and cash equivalents	3	$58,973	$49,292
Restricted cash	3	13,159	7,366
Accounts receivable, net		15,925	20,933
Due from related parties, short-term	11	20,268	25,047
Prepaid expenses and other current assets		4,168	4,644
Total current assets		112,493	107,282
Vessels, net	4	1,292,703	1,306,923
Goodwill	5	1,579	1,579
Other long-term assets		900	900
Deferred dry dock and special survey costs, net		12,185	10,172
Investment in affiliates	6,11	193,232	196,695
Due from related parties, long-term	6,11	100,709	80,068
Total non-current assets		1,601,308	1,596,337
Total assets		$1,713,801	$1,703,619
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$4,175	$4,855
Accrued expenses	8	24,392	11,047
Due to related parties, short-term	11	2,404	—
Deferred revenue		7,577	8,519
Current portion of long-term debt, net of deferred finance costs	9	40,850	55,000
Total current liabilities		79,398	79,421
Long-term debt, net of current portion, premium and net of deferred finance costs	9	1,054,795	1,040,938
Deferred gain on sale of assets	11	7,470	7,829
Total non-current liabilities		1,062,265	1,048,767
Total liabilities		$1,141,663	$1,128,188
Commitments and contingencies	12	—	—
Puttable common stock 150,000 and 250,000 shares issued and outstanding with $1,500 and $2,500 redemption amount as of March 31, 2017 and December 31, 2016, respectively	13	1,500	2,500
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 1,000 series C shares issued and outstanding as of March 31, 2017 and December 31, 2016.	13	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 150,482,990 and 150,582,990 issued and outstanding as of March 31, 2017 and December 31, 2016, respectively	13	15	15
Additional paid-in capital	13	541,720	541,720
Retained Earnings		28,903	31,196
Total stockholders’ equity		570,638	572,931
Total liabilities and stockholders’ equity		$1,713,801	$1,703,619

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars- except share and per share data)

	Notes	For the Three Months Ended March 31, 2017 (unaudited)	For the Three Months Ended March 31, 2016 (unaudited)
Revenue		$64,482	$80,419
Time charter and voyage expenses		(3,178)	(1,421)
Direct vessel expenses	11	(893)	(644)
Management fees	11	(23,418)	(24,186)
General and administrative expenses	11	(2,763)	(3,529)
Depreciation and amortization	4	(14,220)	(14,883)
Interest income	6,11	2,194	654
Interest expenses and finance cost	9	(18,847)	(19,125)
Gain on sale of vessel		—	2,282
Equity in net earnings of affiliated companies	6	2,768	4,891
Other expense, net		(510)	(688)

Net income		$5,615	$23,770

Dividend declared on restricted shares		—	(35)
Undistributed (income) attributable to Series C participating preferred shares		(272)	(1,161)

Net income attributable to common shareholders, basic	15	$5,343	$22,574

Dividend declared on restricted shares		—	35

Undistributed income attributable to Series C participating preferred shares		272	—
Net income attributable to common shareholders, diluted	15	$5,615	$22,609

Net income per share, basic		$0.04	$0.15
Weighted average number of shares, basic		150,500,768	149,253,315
Net income per share, diluted		$0.04	$0.15
Weighted average number of shares, diluted		158,176,768	150,889,584

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	For the Three Months Ended March 31, 2017 (unaudited)	For the Three Months Ended March 31, 2016 (unaudited)
Operating Activities
Net income		$5,615	$23,770
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4	14,220	14,883
Amortization and write-off of deferred finance fees and bond premium	9	916	1,042
Amortization of dry dock and special survey costs		893	644
Stock based compensation	13	—	264
Gain on sale of vessel		—	(2,282)
Equity in net earnings of affiliates, net of dividends received		(308)	(490)
Changes in operating assets and liabilities:
(Increase)/ decrease in prepaid expenses and other current assets		(24)	2,309
Decrease/ (increase) in accounts receivable		5,008	(2,478)
Decrease/ (increase) in due from related parties, short-term		4,779	(8,401)
Increase in restricted cash		(51)	(70)
Increase in other long term assets		—	(4,608)
Increase in due from related parties, long-term		(14,697)	(8,711)
(Decrease)/ increase in accounts payable		(680)	907
Increase in accrued expenses		13,345	13,933
Payments for dry dock and special survey costs		(2,907)	—
Increase in due to related parties, short-term		2,404	—
Decrease in deferred revenue		(928)	(4,651)

Net cash provided by operating activities		$27,585	$26,061

Investing Activities
Loans receivable from affiliates	11	(5,259)	(4,275)
Dividends received from affiliates		2,864	918
Investment in affiliates		(79)	—
Net cash proceeds from sale of vessel		—	18,449

Net cash (used in)/ provided by investing activities		$(2,474)	$15,092

Financing Activities
Loan proceeds, net of deferred finance costs	9	26,008	—
Loan repayments	9	(26,788)	(23,514)
Dividend paid	7	(7,908)	(7,928)
(Increase) /decrease in restricted cash		(5,742)	1,125
Redemption of convertible shares and puttable common stock		(1,000)	(1,000)

Net cash used in financing activities		$(15,430)	$(31,317)

Net increase in cash and cash equivalents		9,681	9,836
Cash and cash equivalents, beginning of year		49,292	54,805

Cash and cash equivalents, end of period		$58,973	$64,641

Supplemental disclosures of cash flow information
Cash interest paid, net of capitalized interest		$4,101	$4,470
Non-cash investing activities
Accrued interest on loan to affiliate		$1,734	$528
Non-cash financing activities
Stock based compensation		$—	$264

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars, except share data)

	Preferred Stock		Common Stock
	Number of Preferred Shares	Amount	Number of Common Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity
Balance, December 31, 2015	4,000	$—	149,782,990	$15	$540,856	$—	$540,871
Redemption of puttable common stock	—	—	(100,000)	—	—	—	—
Conversion of Series A preferred stock into common stock	(3,000)	—	1,200,000	—	—	—	—
Stock based compensation (see Note 13)	—	—	—	—	264	—	264
Dividend paid/ declared (see Note 7)	—	—	—	—	—	(7,928)	(7,928)
Net income	—	—	—	—	—	23,770	23,770
Balance, March 31, 2016 (unaudited)	1,000	$—	150,882,990	$15	$541,120	$15,842	$556,977

Balance, December 31, 2016	1,000	$—	150,582,990	$15	$541,720	$31,196	$572,931
Redemption of puttable common stock	—	—	(100,000)	—	—	—	—
Dividend paid/ declared (see Note 7)	—	—	—	—	—	(7,908)	(7,908)
Net income	—	—	—	—	—	5,615	5,615
Balance, March 31, 2017 (unaudited)	1,000	$—	150,482,990	$15	$541,720	$28,903	$570,638

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 1: DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) (NYSE: NNA) owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing worldwide marine transportation services. The Company’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. The Company is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. The operations of Navios Acquisition are managed by a subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”).

Navios Acquisition was incorporated in the Republic of Marshall Islands on March 14, 2008. On July 1, 2008, Navios Acquisition completed its initial public offering, or its “IPO”. On May 28, 2010, Navios Acquisition consummated the vessel acquisitions which constituted its initial business combination. Following such transaction, Navios Acquisition commenced its operations as an operating company.

In November 2014, Navios Maritime Midstream Partners L.P. (“Navios Midstream”), a company formed as a subsidiary of Navios Acquisition, completed an IPO of its units in the United States and is listed on the NYSE under the symbol “NAP”.

As of March 31, 2017, Navios Acquisition owned a 59.0% limited partner interest in Navios Midstream, which included a 2.0% general partner interest.

As of March 31, 2017, Navios Holdings had 43.4% of the voting power and 46.1% of the economic interest in Navios Acquisition.

As of March 31, 2017, Navios Acquisition had outstanding: 150,482,990 shares of common stock and 1,000 shares of Series C Convertible Preferred Stock held by Navios Holdings.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Acquisition’s consolidated balance sheets, statement of changes in equity, statements of income and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under accounting principles generally accepted in the United States of America (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Acquisition’s 2016 Annual Report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

(b) Principles of consolidation: The accompanying consolidated financial statements include the accounts of Navios Acquisition, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

The Company also consolidates entities that are determined to be variable interest entities (“VIEs”) as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these interim condensed consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

(c) Equity method investments: Affiliates are entities over which the Company generally has between 20% and 50% of the voting

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of such shares qualifies as a sale of such shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Navios Acquisition evaluates its equity method investments, for other than temporary impairment, on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the carrying value, (2) the financial condition and near-term prospects and (3) the intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in fair value.

(d) Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights and/or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries if deemed to be a business combination. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

As of March 31, 2017, and 2016 the entities included in these consolidated financial statements were:

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	2017	2016
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Antikithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Antiparos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Folegandros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Ikaria Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Ios Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 3/31	1/1 - 3/31
Kithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Kos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Mytilene Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 - 3/31	1/1 - 3/31
Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Serifos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Shinyo Loyalty Limited	Vessel-Owning Company(1)	Hong Kong	1/1 - 3/31	1/1 - 3/31
Shinyo Navigator Limited	Vessel-Owning Company(2)	Hong Kong	1/1 - 3/31	1/1 - 3/31
Sifnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Skiathos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Skopelos Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 3/31	1/1 - 3/31
Syros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Thera Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Antipsara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Samothrace Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Thasos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Limnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Skyros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Alonnisos Shipping Corporation	Vessel-Owning Company(3)	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Makronisos Shipping Corporation	Vessel-Owning Company(3)	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Iraklia Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Paxos Shipping Corporation	Vessel-Owning Company(4)	Marshall Is.	1/1 - 3/31	1/1 - 1/27
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Donoussa Shipping Corporation	Vessel-Owning Company(5)	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Schinousa Shipping Corporation	Vessel-Owning Company(6)	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Kerkyra Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Leros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Kimolos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Tilos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Delos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	1/1 - 3/31	1/1 - 3/31

(1)	Former vessel-owner of the Shinyo Splendor which was sold to an unaffiliated third party on May 6, 2014.
(2)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.
(3)	Each company had the rights over a shipbuilding contract of an MR2 product tanker vessel. In February 2015, these shipbuilding contracts were terminated, with no exposure to Navios Acquisition, due to the shipyard’s inability to issue a refund guarantee.
(4)	Former vessel-owner of the Nave Lucida which was sold to an unaffiliated third party on January 27, 2016.
(5)	Former vessel-owner of the Nave Universe which was sold to an unaffiliated third party on October 4, 2016
(6)	Former vessel-owner of the Nave Constellation which was sold to an unaffiliated third party on November 15, 2016

(e) Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future dry dock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets and scrap value, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivable, provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(f) Vessels, net: Vessels are stated at historical cost, which consists of the contract price, delivery and acquisition expenses and capitalized interest costs while under construction. Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our tanker vessels based on a scrap value of $360 per lightweight ton, as we believe these levels are common in the shipping industry. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods.

Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

(g) Vessels held for sale: Vessels are classified as “Vessels held for sale” when all of the following criteria are met: management has committed to a plan to sell the vessel; the vessel is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of vessels; an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; the sale of the vessel is probable and transfer of the vessel is expected to qualify for recognition as a completed sale within one year; the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be held for sale.

(h) Impairment of long-lived asset group: Vessels, other fixed assets and other long-lived assets held and used by Navios Acquisition are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Acquisition’s management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed such as, undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group (consisting of the individual vessel and the intangible with respect to the time charter agreement to that vessel) and compared to the vessel carrying value and related carrying value of the intangible with respect to the time charter agreement attached to that vessel or the carrying value of deposits for new buildings, if any. Within the shipping industry, vessels are often bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to the then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group.

(i) Revenue Recognition: Revenue is recorded when services are rendered, under a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. Revenue is generated from the voyage charter and the time charter of vessels.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Profit sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Pooling arrangements: For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material.

Recent Accounting Pronouncements

In January 2017, the FASB issued Accounting Standard Update (“ASU”) 2017-01, “Business Combinations” to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period (i) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and (ii) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-03 “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323).” The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our Consolidated Financial Statements was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this new accounting guidance did not have a material effect on the Company’s Consolidated Financial Statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. This Update addresses the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both types of leases — capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In January 2016, FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this ASU require an entity (i) to measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value with changes in fair value recognized in net income; (ii) to perform a qualitative assessment to identify impairment in equity investments

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

without readily determinable fair values; (iii) to present separately in other comprehensive income the fair value of a liability resulting from a change in the instrument-specific credit risk; and (iv) to present separately financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet. The amendments also eliminate the requirement, for public business entities, to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost on the balance sheet and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	March 31, 2017	December 31, 2016
Cash on hand and at banks	$41,735	$39,286
Short-term deposits	17,238	10,006
Total cash and cash equivalents	$58,973	$49,292

Short-term deposits and highly liquid funds relate to amounts held in banks for general financing purposes and represent deposits with an original maturity of less than three months.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

In restricted cash there is an amount of $13,159 as of March 31, 2017 and $7,366 as of December 31, 2016 held in retention accounts in order to service debt and interest payments, as required by certain of Navios Acquisition’s credit facilities.

NOTE 4: VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2015	$1,590,332	$(148,697)	$1,441,635
Additions	—	(57,617)	(57,617)
Disposals (including vessels held for sale)	(85,319)	8,224	(77,095)
Balance at December 31, 2016	$1,505,013	$(198,090)	$1,306,923
Additions	—	(14,220)	(14,220)
Balance at March 31, 2017	$1,505,013	$(212,310)	$1,292,703

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

On January 27, 2016, Navios Acquisition sold the Nave Lucida to an unaffiliated third party for net cash proceeds of $18,449. The gain on sale of the vessel, upon write-off of the unamortized dry-docking, was $2,282.

On October 4, 2016, Navios Acquisition sold the Nave Universe to an unaffiliated third party for net cash proceeds of $35,768. As of June 30, 2016, the vessel was classified as held for sale as the relevant criteria for the classification were met. The gain on sale of the vessel was $4,847.

On November 15, 2016, Navios Acquisition sold the Nave Constellation to an unaffiliated third party for net cash proceeds of $35,771. As of June 30, 2016, the vessel was classified as held for sale as the relevant criteria for the classification were met. The gain on sale of the vessel was $4,620.

NOTE 5: GOODWILL

Goodwill as of March 31, 2017 and December 31, 2016 consisted of the following:

Balance January 1, 2016	$1,579
Balance December 31, 2016	1,579

Balance March 31, 2017	$1,579

NOTE 6: INVESTMENT IN AFFILIATES

Navios Europe I

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Maritime Partners L.P. (“Navios Partners”) established Navios Europe I and had economic interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash which was funded with the proceeds of senior loan facility (the “Senior Loan I”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). Effective November 2014 and as of March 31, 2017, Navios Holdings, Navios Acquisition and Navios Partners have voting interest of 50%, 50% and 0%, respectively.

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loan I and repayments of the Navios Revolving Loans I) according to a defined waterfall calculation.

The Navios Term Loans I will be repaid from the future sale of vessels owned by Navios Europe I and is deemed to be the initial investment by Navios Acquisition. Navios Acquisition evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a VIE and that the Company is not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe I.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Navios Acquisition further evaluated its investment in the common stock of Navios Europe I under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I is accounted for under the equity method.

The fleet of Navios Europe I is managed by subsidiaries of Navios Holdings.

As of March 31, 2017 and December 31, 2016, the estimated maximum potential loss by Navios Acquisition in Navios Europe I would have been $18,856 and $18,268, respectively, which represented the Company’s carrying value of its investment of $6,014 (December 31, 2016: $5,967) the Company’s portion of the carrying balance of the Navios Revolving Loans I including accrued interest on the Navios Term Loans I of $9,577 (December 31, 2016: $9,356), which is included under “Due from related parties, long- term” and the accrued interest income on the Navios Revolving Loans I in the amount of $3,265 (December 31, 2016: $2,945) which is included under “Due from related parties, short-term”. Refer to Note 11 for the terms of the Navios Revolving Loans I.

For the three month periods ended March 31, 2017 and 2016, income recognized in “Equity in net earnings of affiliated companies” was $268 and $329, respectively.

Accounting for basis difference

The initial investment in Navios Europe I recorded under the equity method of $4,750, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe I, which amounted to $6,763. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Europe I. As of March 31, 2017 and December 31, 2016, the unamortized difference between the carrying amount of the investment in Navios Europe I and the amount of the Company’s underlying equity in net assets of Navios Europe I was $4,541, and $4,710, respectively.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II Inc. and had economic interests of 47.5%, 47.5% and 5.0%, respectively, and voting interests of 50.0%, 50.0 and 0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired fourteen vessels for: (i) cash consideration of $145,550 (which was funded with the proceeds of $131,550 of senior loan facilities (the “Senior Loans II”) and loans aggregating $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value of $99,147. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017 the availability under the Navios Revolving Loans II was increased by $14,000.

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans and repayments of the Navios Revolving Loans II) according to a defined waterfall calculation.

The Navios Term Loans II will be repaid from the future sale of vessels owned by Navios Europe II and is deemed to be the initial investment by Navios Acquisition. Navios Acquisition evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a “VIE” and that the Company is not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Navios Acquisition further evaluated its investment in the common stock of Navios Europe II under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II is accounted for under the equity method.

The fleet of Navios Europe II is managed by subsidiaries of Navios Holdings.

As of March 31, 2017, the estimated maximum potential loss by Navios Acquisition in Navios Europe II would have been $28,242 (December 31, 2016: $22,287), which represented the Company’s carrying value of the investment of $5,543 (December 31, 2016: $5,894), the Company’s balance of the Navios Revolving Loans II including accrued interest on the Navios Term Loans II of $19,303 (December 31, 2016: $13,652), which is included under “Due from related parties, long-term”, and the accrued interest income on the Navios Revolving Loans II in the amount of $3,396 (December 31, 2016: $2,741), which is included under “Due from related parties, short-term”. Refer to Note 11 for the terms of the Navios Revolving Loans II.

For the three month period ended March 31, 2017 and 2016, income of $41 and $58, respectively, was recognized in “Equity in net earnings of affiliated companies”, respectively.

Accounting for basis difference

The initial investment in Navios Europe II recorded under the equity method of $6,650, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe II, which amounted to $9,419. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Europe II. As of March 31, 2017, and December 31, 2016 the unamortized difference between the carrying amount of the investment in Navios Europe II and the amount of the Company’s underlying equity in net assets of Navios Europe II was $7,718 and $7,953, respectively.

Navios Midstream

On October 13, 2014, the Company formed in the Marshall Islands a wholly-owned subsidiary, Navios Midstream. The purpose of Navios Midstream is to own, operate and acquire crude oil tankers, refined petroleum product tankers, chemical tankers and liquefied petroleum gas tankers under long-term employment contracts.

On the same day, the Company formed in the Marshall Islands a limited liability company, Navios Maritime Midstream Partners GP LLC (the “Navios Midstream General Partner”) a wholly-owned subsidiary to act as the general partner of Navios Midstream.

Navios Midstream completed an IPO of its units on November 18, 2014 and is listed on the NYSE under the symbol “NAP.”

In connection with the IPO of Navios Midstream in November 2014, Navios Acquisition sold all of the outstanding shares of capital stock of four of Navios Acquisition’s vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) in exchange for: (i) all of the estimated net cash proceeds from the IPO amounting to $110,403; (ii) $104,451 of the $126,000 borrowings under Navios Midstream’s credit facility; (iii) 9,342,692 subordinated units and 1,242,692 common units; and (iv) 381,334 general partner units, representing a 2.0% general partner interest in Navios Midstream, and all of the incentive distribution rights in Navios Midstream to the Navios Midstream General Partner.

The Company evaluated its investment in Navios Midstream under ASC 810 and concluded that Navios Midstream is not a “VIE”.The Company further evaluated the power to control the board of directors of Navios Midstream under the voting interest model. As of the IPO date, Navios Acquisition, as the general partner, delegated all its powers to the board of directors of Navios Midstream and does not have the right to remove or replace the elected directors from the board of directors. Elected directors were appointed by the general partner, but as of the IPO date are deemed to be elected directors. The elected directors represent the majority of the board of directors of Midstream and therefore, the Company concluded that it does not hold a controlling financial interest in Navios Midstream but concluded that it does maintain significant influence and deconsolidated the vessels sold as of the IPO date.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Following the deconsolidation of Navios Midstream, the Company accounts for all of its interest in the general partner and in each of the common and subordinated units under the equity method of accounting.

In connection with the sale of the Nave Celeste and the C. Dream to Navios Midstream in June 2015, Navios Acquisition received 1,592,920 Subordinated Series A Units of Navios Midstream, as part of the sales price. In conjunction with the transaction, Navios Midstream also issued 32,509 general partner units to the General Partner for $551, in order for the General Partner to maintain its 2.0% general partnership interest. The Company analyzed its investment in the subordinated Series A units and concluded that this is to be accounted for under the equity method on the basis that the Company has significant influence over Navios Midstream. The Company’s investment in the subordinated Series A units was fair valued at $17.02 per unit, in total $27,111 on the date of the sale of the vessels to Navios Midstream.

On July 29, 2016, Navios Midstream launched a continuous offering sales program of its common units for an aggregate offering of up to $25,000.

On September 30, 2016, December 30, 2016 and February 16, 2017 Navios Acquisition entered into securities purchase agreements with Navios Midstream pursuant to which Navios Acquisition made an investment in Navios Midstream by purchasing 5,655, 1,143 and 6,446 general partnership interests, respectively, in order to maintain its 2.0% partnership interest in Navios Midstream in light of such continuous offering sales program, for a consideration of $75, $14 and $79 respectively.

The Company determined, under the equity method, that the issuance of common units of Navios Midstream qualified as a sale of shares by the investee. As a result, a net loss of $49 was recognized in “Equity in net earnings of affiliated companies” for the three month period ended March 31, 2017.

As of March 31, 2017, the Company owned a 2.0% general partner interest in Navios Midstream through the Navios Midstream General Partner and a 57.0% limited partnership interest through the ownership of subordinated units (43.7%), the subordinated series A units (7.5%) and through common units (5.8%), based on all of the outstanding common, subordinated and general partner units.

For the three month periods ended March 31, 2017 and 2016, total income from Navios Midstream recognized in “Equity in net earnings of affiliated companies” was $2,459 and $4,504, respectively. Dividends received during the three month period ended March 31, 2017 were $5,323 ($5,320 for the three month period ended March 31, 2016).

As of March 31, 2017 and December 31, 2016, the carrying amount of the investment in Navios Midstream was $181,675 and $184,834, respectively.

As of March 31, 2017 the market value of the investment in Navios Midstream was $151,769.

Accounting for basis difference

The initial investment in Navios Midstream following the completion of the IPO recorded under the equity method of $183,141, as of the deconsolidation date included the Company’s share of the basis difference between the fair value and the underlying book value of Navios Midstream’s assets, which amounted to $20,169. Of this difference, an amount of $(332) was allocated on the intangibles assets and $20,501 was allocated on the tangible assets. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Midstream’s tangible and intangible assets.

In connection with the sale of the Nave Celeste and the C. Dream, the Company recognized its incremental investment upon the receipt of the Subordinated series A units in Navios Midstream, which amounted to $27,665 under “Investment in affiliates”. The investment was recognized at fair value at $17.02 per unit. The incremental investment included the Company’s share of the basis difference between the fair value and the underlying book value of Navios Midstream’s assets at the transaction date, which amounted to $2,554. Of this difference an amount of $(72) was allocated to the intangible assets and $2,626 was allocated to the tangible assets. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Midstream’s tangible and intangible assets.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

As of March 31, 2017 and December 31, 2016, the unamortized difference between the carrying amount of the investment in Navios Midstream and the amount of the Company’s underlying equity in net assets of Navios Midstream was $20,774 and $21,221, respectively. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Midstream’s tangible and intangible assets.

Summarized financial information of the affiliated companies is presented below:

	March 31, 2017			December 31, 2016
Balance Sheet	Navios Midstream	Navios Europe I	Navios Europe II	Navios Midstream	Navios Europe I	Navios Europe II
Cash and cash equivalents, including restricted cash	$48,262	$14,827	$17,423	$52,791	$10,785	$16,916
Current assets	$66,791	$19,679	$21,696	$61,087	$15,980	$19,487
Non-current assets	$407,621	$167,066	$228,722	$414,694	$169,925	$232,363
Current liabilities	$5,608	$18,507	$19,103	$6,143	$18,490	$24,126
Long-term debt including current portion, net of deferred finance costs and discount	$197,007	$83,417	$116,735	$197,176	$86,060	$119,234
Non-current liabilities	$196,342	$158,041	$196,009	$196,515	$155,387	$184,530

	Three month period ended March 31, 2017			Three month period ended March 31, 2016
Income Statement	Navios Midstream	Navios Europe I	Navios Europe II	Navios Midstream	Navios Europe I	Navios Europe II
Revenue	$21,100	$9,884	$8,001	$24,149	$10,112	$7,966
Net (loss) before non-cash change in fair value of Junior Loan	$—	$(1,289)	$(6,265)	$—	$(290)	$(5,024)
Net income / (loss)	$4,502	$(1,831)	$(7,888)	$7,495	$(1,179)	$(3,902)

NOTE 7: DIVIDEND PAYABLE

On February 3, 2017, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2016 of $0.05 per share of common stock payable on March 14, 2017 to stockholders of record as of March 7, 2017. A dividend in the aggregate amount of $7,908 was paid on March 14, 2017 out of which $7,524 was paid to the stockholders of record as of March 7, 2017 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

NOTE 8: ACCRUED EXPENSES

Accrued expenses as of March 31, 2017 and December 31, 2016 consisted of the following:

	March 31, 2017	December 31, 2016
Accrued voyage expenses	$1,139	$1,369
Accrued loan interest	22,559	8,800
Accrued legal and professional fees	694	878
Total accrued expenses	$24,392	$11,047

As of March 31, 2017 and December 31, 2016 the amount of $470 and $750 is included in accrued legal and professional fees that was authorized and approved by the Compensation Committee of Navios Acquisition in December 2016 to the directors and/or officers of the Company, subject to fulfillment of certain service conditions that were provided and completed during 2016.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 9: BORROWINGS

	March 31, 2017	December 31, 2016
Commerzbank AG, Alpha Bank AE, Credit Agricole Corporate and Investment Bank	$75,250	$94,250
BNP Paribas S.A. and DVB Bank S.E.	59,250	60,750
Eurobank Ergasias S.A. $52,200	37,615	38,297
Eurobank Ergasias S.A. $52,000	35,490	36,102
Norddeutsche Landesbank Girozentrale	25,000	25,391
DVB Bank S.E. and Credit Agricole Corporate and Investment Bank	48,047	48,828
Ship Mortgage Notes $670,000	670,000	670,000
Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB	93,793	97,615
BNP Paribas $44,000	40,000	40,000
ABN AMRO Bank N.V. $26,650	26,650	—
	1,111,095	1,111,233
Less: Deferred finance costs, net	(16,783)	(16,685)
Add: bond premium	1,333	1,390
Total borrowings	$1,095,645	$1,095,938
Less: current portion, net of deferred finance costs	(40,850)	(55,000)
Total long-term borrowings, net of current portion, bond premium and deferred finance costs	$1,054,795	$1,040,938

Long-Term Debt Obligations and Credit Arrangements

Ship Mortgage Notes:

8 1/8% First Priority Ship Mortgages: On November 13, 2013, the Company and its wholly owned subsidiary, Navios Acquisition Finance (US) Inc. (“Navios Acquisition Finance” and together with the Company, the “2021 Co-Issuers”) issued $610,000 in first priority ship mortgage notes (the “Existing Notes”) due on November 15, 2021 at a fixed rate of 8.125%.

On March 31, 2014, the Company completed a sale of $60,000 of its first priority ship mortgage notes due in 2021 (the “Additional Notes,” and together with the Existing Notes, the “2021 Notes”). The terms of the Additional Notes are identical to the Existing Notes and were issued at 103.25% plus accrued interest from November 13, 2013.

The 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of Navios Acquisition’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 Notes).

The 2021 Co-Issuers have the option to redeem the 2021 Notes in whole or in part, at any time: (i) before November 15, 2016, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any; and (ii) on or after November 15, 2016, at a fixed price of 106.094% of the principal amount, which price declines ratably until it reaches par in 2019, plus accrued and unpaid interest, if any.

At any time before November 15, 2016, the 2021 Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2021 Notes with the net proceeds of an equity offering at 108.125% of the principal amount of the 2021 Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the aggregate principal amount of the Existing Notes remains outstanding after such redemption.

In addition, upon the occurrence of certain change of control events, the holders of the 2021 Notes will have the right to require the 2021 Co-Issuers to repurchase some or all of the 2021 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2021 Co-Issuers were in compliance with the covenants as of March 31, 2017.

The Existing Notes and the Additional Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. The Additional Notes and the Existing Notes have the same CUSIP number.

Guarantees

The Company’s 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 notes). The Company’s 2021 Notes are unregistered. The guarantees of our subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance, are 100% owned. Navios Acquisition does not have any independent assets or operations. Except as provided above, Navios Acquisition does not have any subsidiaries that are not guarantors of the 2021 Notes.

Credit Facilities

As of March 31, 2017, the Company had secured credit facilities with various banks with a total outstanding balance of $ 441,095. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. Dollars and bear interest based on LIBOR plus spread ranging from 230 bps to 400 bps per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from July 2018 to October 2022. See also the maturity table included below.

ABN AMRO Bank N.V.: In February 2017, the Company drew $26,650 under this credit facility with ABN AMRO Bank N.V. which is secured with its two chemical tankers, following the full repayment of the previous financing arrangements. The facility is repayable in four equal consecutive quarterly installments of $650 each, with a final balloon payment of the balance to be repaid on the last repayment date. The maturity date of the loan is in February 2018. The loan bears interest at LIBOR plus 400 bps per annum. As of March 31, 2017, $26,650 was outstanding under this facility.

In May 2017, Navios Acquisition agreed to enter into a loan facility for an amount of up to $24,000 from a commercial bank in order to refinance the existing facility of its two chemical tankers which matures in the first quarter of 2018. Accordingly, as of March 31, 2017, the amount of $22,284 was reclassified from caption “Current portion of long-term debt, net of deferred finance cost” under current liability to “Long term debt, net of current portion, premium and net of deferred finance cost” under non-current liability. The facility will be repayable in 17 equal consecutive quarterly installments of $572 each, with a final balloon payment of the balance to be repaid on the last repayment date. The facility matures in September 2021 and bears interest at LIBOR plus 300 bps per annum.

As of March 31, 2017, no amount was available to be drawn from our facilities.

The loan facilities include, among other things, compliance with loan to value ratios and certain financial covenants: (i) minimum liquidity higher of $40,000 or $1,000 per vessel; (ii) net worth ranging from $50,000 to $135,000; and (iii) total liabilities divided by total assets, adjusted for market values to be lower than 75%. It is an event of default under the credit facilities if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security to prevent such an event.

As of March 31, 2017, the Company was in compliance with its covenants.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Acquisition from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; changing the flag, class, management or ownership of Navios Acquisition’s vessels; changing the commercial and technical management of Navios

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Acquisition’s vessels; selling Navios Acquisition’s vessels; and subordinating the obligations under each credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facilities also require Navios Acquisition to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

The maturity table below reflects the principal payments of all notes and credit facilities outstanding as of March 31, 2017 for the next five years and thereafter are based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the 2021 Notes.

Amount
Long-Term Debt Obligations:
Year
March 31, 2018	$43,153
March 31, 2019	101,732
March 31, 2020	107,663
March 31, 2021	94,830
March 31, 2022	714,107
March 31, 2023 and thereafter	49,610

Total	$1,111,095

NOTE 10: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted Cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Due from related parties, long-term: The carrying amount of due from related parties, long-term reported in the balance sheet approximates its fair value.

Other long-term debt, net of deferred finance cost: As a result of the adoption of ASU 2015-03, the book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance cost.

Ship Mortgage Notes and premiums: The fair value of the 2021 Notes, which has a fixed rate, was determined based on quoted market prices, as indicated in the table below.

	March 31, 2017		December 31, 2016
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$58,973	$58,973	$49,292	$49,292
Restricted cash	$13,159	$13,159	$7,366	$7,366
Ship mortgage notes and premium	$660,107	$588,763	$659,684	$571,597
Other long-term debt, net of deferred finance cost	$435,538	$441,095	$436,254	$441,233
Due from related parties, long-term	$100,709	$101,216	$80,068	$80,646

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of March 31, 2017.

	Fair Value Measurements at March 31, 2017 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$58,973	$58,973	$—	$—
Restricted cash	$13,159	$13,159	$—	$—
Ship mortgage notes and premium	$588,763	$588,763	$—	$—
Other long-term debt(1)	$441,095	$—	$441,095	$—
Due from related parties, long-term(2)	$101,216	$—	$101,216	$—

	Fair Value Measurements at December 31, 2016 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$49,292	$49,292	$—	$—
Restricted cash	$7,366	$7,366	$—	$—
Ship mortgage notes and premium	$571,597	$571,597	$—	$—
Other long-term debt(1)	$441,233	$—	$441,233	$—
Due from related parties, long-term(2)	$80,646	$—	$80,646	$—

(1)	The fair value of the Company’s other long-term debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.
(2)	The fair value of the Company’s long term amounts due from related parties is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

NOTE 11: TRANSACTIONS WITH RELATED PARTIES

The Navios Holdings Credit Facilities: On September 19, 2016, Navios Acquisition entered into a $70,000 secured loan facility with Navios Holdings. The loan facility is secured by all of Navios Holdings’ interest in Navios Acquisition and 78.5% of Navios Holdings’ interest in Navios South American Logistics Inc. “Navios Logistics”, representing a majority of the shares outstanding of Navios Logistics. The secured loan facility provided for an arrangement fee of $700, is available for up to five drawings and has a fixed interest rate of 8.75% with a maturity date of November 15, 2018. As of March 31, 2017 and December 31, 2016, the outstanding receivable balance of $51,854 and $50,661, respectively, included in the consolidated balance sheets under “Due from related parties, long-term”, consisted of the drawdown of $50,000 on September 20, 2016 net of the arrangement fee, upon deduction of the applicable expenses for the origination of the loan facility and the accrued interest of $2,360 and $1,240, respectively. The arrangement fee is deferred and amortized using the effective interest rate method. Total interest income for the three month period ended March 31, 2017 amounted to $1,192.

In March 2016, Navios Acquisition entered into the $50,000 Revolver with Navios Holdings, which was available for multiple drawings up to a limit of $50,000. The Revolver had a margin of LIBOR plus 300bps and a maturity until December 2018. On April 14, 2016, Navios Acquisition and Navios Holdings announced that the Revolver was terminated. No borrowings had been made under the Revolver.

In 2010, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings, which matured in December 2015. The facility was available for multiple drawings up to a limit of $40,000 and had a margin of LIBOR plus 300 basis points. As of its maturity date, December 31, 2015, all amounts drawn had been fully repaid.

Management fees: Pursuant to the Management Agreement dated May 28, 2010 and as amended in May 2012 and May 2014, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6.0 per MR2 product tanker and chemical tanker vessel; (b) $7.0 per LR1 product tanker vessel; and (c) $9.5 per VLCC, through May 2016.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Pursuant to an amendment to the Management Agreement dated as of May 19, 2016, Navios Acquisition fixed the fees for commercial and technical ship management services of its fleet for two additional years from May 29, 2016 through May 2018, at a daily fee of: (a) $6.35 per MR2 product tanker and chemical tanker vessel; (b) $7.15 per LR1 product tanker vessel; and (c) the current daily fee of $9.5 per VLCC.

Dry docking expenses are reimbursed by Navios Acquisition at cost.

Total management fees for each of the three month periods ended March 31, 2017 and 2016 amounted to $23,418 and $24,186, respectively.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an Administrative Services Agreement with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with Navios Holdings, until May 2020.

For each of the three month periods ended March 31, 2017 and 2016 the expense arising from administrative services rendered by Navios Holdings amounted to $2,250 and $2,393, respectively.

Balance due from related parties (excluding Navios Europe I, Navios Europe II and Navios Holdings Credit Facility): Balance due from related parties as of March 31, 2017 and December 31, 2016 was $33,582 and $25,760, respectively, and included the short-term and long-term amounts mainly due from Navios Holdings. The balances mainly consisted of administrative expenses and special survey and dry docking expenses for certain vessels of our fleet, as well as management fees, in accordance with the Management Agreement.

Balance due to related parties, short-term: Amounts due to related parties, short-term as of March 31, 2017 and December 31, 2016 was $2,404 and $0, respectively, and mainly consisted of backstop commitments and other payables to Navios Midstream.

Omnibus Agreements

Acquisition Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter-in drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the existing terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Midstream Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Midstream Omnibus Agreement”), with Navios Midstream, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Midstream, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of the Navios Midstream General Partner. The Midstream Omnibus Agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Under the Midstream Omnibus Agreement, Navios Midstream and its subsidiaries will grant to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

will agree (and will cause its subsidiaries to agree) to grant a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter for five or more years it might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Backstop Agreement: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided backstop commitments for a two-year period as of the redelivery of each of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika from their original charters, at a net rate of $35, $38.4 and $38, respectively. Navios Midstream has currently entered into new charter contracts for the above vessels with third parties upon their redelivery which occurred in the first quarter of 2017. Those contracts provide for index linked charter rates or pool earnings, as the case may be. Backstop commitments will be triggered if the actual rates achieved are below the backstop rates. The backstop agreement for the Shinyo Ocean, the Shinyo Kannika and the Nave Celeste became effective upon re-delivery of the vessels during 2017. The Company has recognized a liability of $1,155 under “Time charter and voyage expenses” in the condensed consolidated Statements of Income as of March 31, 2017 for which the Company believes it represents a reasonable estimate of the loss for the backstop agreements.

Navios Midstream General Partner Option Agreement with Navios Holdings: Navios Acquisition entered into an option agreement, dated November 18, 2014, with Navios Holdings under which Navios Acquisition grants Navios Holdings the option to acquire any or all of the outstanding membership interests in Navios Midstream General Partner and all of the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. Any such exercise shall relate to not less than twenty-five percent of the option interest and the purchase price for the acquisition of all or part of the option interest shall be an amount equal to its fair market value.

Option Vessels: In connection with the IPO of Navios Midstream, Navios Acquisition granted options to Navios Midstream, exercisable until November 18, 2016, to purchase seven VLCCs (two of which, the Nave Celeste and the C. Dream were sold to Navios Midstream in June 2015 pursuant to such option) from Navios Acquisition at fair market value. On October 25, 2016, Navios Acquisition extended the option periods on three of the five remaining VLCCs, the Nave Buena Suerte, the Nave Neutrino and the Nave Electron, for an additional two-year period expiring on November 18, 2018. The purchase options pursuant to the extended period do not include any backstop commitments from Navios Acquisition.

Sale of C. Dream and Nave Celeste: On June 18, 2015, Navios Acquisition sold the vessel-owning subsidiaries of the C. Dream and the Nave Celeste to Navios Midstream for a sale price of $100,000 in total. Out of the $100,000 purchase price, $73,000 was paid in cash and the remaining amount was paid through the issuance of 1,592,920 subordinated Series A Units of Navios Midstream. In conjunction with the transaction, Navios Midstream also issued 32,509 general partner units to the General Partner, in order for the General Partner to maintain its 2.0% general partnership interest, for $551.

The Company recognized its incremental investment in Navios Midstream, which amounted to $27,665 under “Investment in affiliates”. The investment was recognized at fair value at $17.02 per unit. The incremental investment included the Company’s share of the basis difference between the fair value and the underlying book value of Navios Midstream’s assets at the transaction date, which amounted to $2,554. Of this difference an amount of $(72) was allocated to the intangibles assets and $2,626 was allocated to the tangible assets. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Midstream’s tangible and intangible assets.

The transaction resulted in a gain on sale of $14,742, of which $5,771 was recognized at the time of sale in the statements of income under “Gain on sale of vessels” and the remaining $8,971 representing profit of Navios Acquisition’s 60.9% interest in Navios Midstream has been deferred under “Deferred gain on sale of assets” and is being amortized over the vessels’ remaining useful life or until the vessels are sold. Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Midstream or (ii) the Company’s ownership interest in Navios Midstream is reduced.

In connection with the public offerings of common units by Navios Midstream, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Midstream. As of March 31, 2017 and as of December 31, 2016, the unamortized deferred gain for all vessels and rights sold totaled $8,450 and $8,823, respectively, of which an amount of $980 and $994, respectively, was included in “Deferred revenue”. For the three month periods ended March 31, 2017 and 2016, Navios Acquisition recognized $373 and $0 of the deferred gain, respectively, in “Equity in net earnings of affiliated companies”.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Participation in offerings of affiliates: On July 29, 2016, Navios Midstream launched a continuous offering sales program of its common units for an aggregate offering of up to $25,000. (Refer also to Note 6- “Investment in affiliates”).

On September 30, 2016, December 30, 2016 and February 16, 2017 Navios Acquisition entered into securities purchase agreements with Navios Midstream pursuant to which Navios Acquisition made an investment in Navios Midstream by purchasing 5,655, 1,143 and 6,446 general partnership interests, respectively, for a consideration of $75, $14 and $79 respectively, in order to maintain its 2.0% partnership interest in Navios Midstream in light of such continuous offering sales program.

The Company determined, under the equity method, that the issuance of common units of Navios Midstream qualified as a sale of shares by the investee. As a result, a net loss of $49 was recognized in “Equity in net earnings of affiliated companies” for the three month period ended March 31, 2017.

Balance due from Navios Europe I: Balance due from Navios Europe I as of March 31, 2017 amounted to $12,842 (December 31, 2016: $12,301) which included the Navios Revolving Loans I of $7,125 (December 31, 2016: $7,125), the non-current amount of $2,452 (December 31, 2016: $2,231) related to the accrued interest income earned under the Navios Term Loans I under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans I of $3,265 (December 31, 2016: $2,945) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of March 31, 2017, the amount undrawn under the Navios Revolving Loans I was $4,800, of which Navios Acquisition may be required to fund an amount ranging from $0 to $4,800.

Balance due from Navios Europe II: Balance due from Navios Europe II as of March 31, 2017 amounted to $22,699 (December 31, 2016: $16,393) which included the Navios Revolving Loans II of $16,861 (December 31, 2016: $11,602), the non-current amount of $2,442 (December 31, 2016: $2,050) related to the accrued interest income earned under the Navios Term Loans II under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans II of $3,396 (December 31, 2016: $2,741) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of March 31, 2017, the amount undrawn under the Navios Revolving Loans II was $21,529, of which Navios Acquisition may be required to fund an amount ranging from $0 to $21,529.

NOTE 12: COMMITMENTS AND CONTINGENCIES

On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided backstop commitments for a two-year period as of the redelivery of each of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika from their original charters, at a net rate of $35, $38.4 and $38, respectively. Navios Midstream has currently entered into new charter contracts for the above vessels with third parties upon their redelivery which occurred in the first quarter of 2017. Those contracts provide for index linked charter rates or pool earnings, as the case may be. Backstop commitments will be triggered if the actual rates achieved are below the backstop rates.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date of the financial statements were prepared. In the opinion of the management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Company’s financial position, results of operations or liquidity.

NOTE 13: PREFERRED AND COMMON STOCK

Preferred Stock

On March 30, 2011, pursuant to an Exchange Agreement Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 non-voting Series C Convertible Preferred Stock of Navios Acquisition. Each holder of shares of Series C Convertible Preferred Stock shall be entitled at their option at any time, after March 31, 2013 to convert all or any of the outstanding shares of Series C Convertible Preferred Stock into a number of fully paid and non-assessable shares of Common Stock determined by multiplying each share of Series C Convertible Preferred Stock to be converted by 7,676, subject to certain limitations. Upon the declaration of a common stock dividend, the holders of the Series C Convertible Preferred Stock are entitled to receive dividends on the Series C Convertible Preferred Stock in an amount equal to the amount that would have been received in the number of shares of Common Stock into which the Shares of Series C Convertible Preferred Stock held by each holder thereof could be converted. For the purpose of calculating earnings / (loss) per share this preferred stock is treated as in-substance common stock and is allocated income / (losses) and considered in the diluted calculation.

On September 17, 2010, Navios Acquisition issued 3,000 shares of the Company’s authorized Series A Convertible Preferred Stock to an independent third party as a consideration for certain consulting and advisory fees related to the VLCC acquisition. The preferred stock has no voting rights, is only convertible into shares of common stock and does not participate in dividends until such time as the shares are converted into common stock. The Series A shares of preferred stock were fully converted to common stock that was issued on March 11, 2016.

On March 11, 2016, 1,200,000 shares of common stock were issued as a result of the conversion of 3,000 shares of Series A Convertible Preferred Stock.

As of March 31, 2017, the Company was authorized to issue 10,000,000 shares of $0.0001 par value preferred stock including these already issued with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

As of March 31, 2017 and December 31, 2016 the Company’s issued and outstanding preferred stock consisted of the 1,000 Series C Convertible Preferred Stock.

Common Stock and puttable common stock

As of March 31, 2017 and December 31, 2016, the following shares of puttable common stock were outstanding:

	Puttable Common Stock
	Number of common shares	Amount
Balance at December 31, 2015	650,000	$6,500
Redemption of 400,000 shares of puttable common stock	(400,000)	(4,000)

Balance at December 31, 2016	250,000	$2,500
Redemption of 100,000 shares of puttable common stock	(100,000)	(1,000)

Balance at March 31, 2017	150,000	$1,500

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Pursuant to an Exchange Agreement entered into on March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 non-voting shares of Series C Convertible Preferred Stock of Navios Acquisition.

Under the share repurchase program, for up to $50,000, approved and authorized by the Board of Directors, Navios Acquisition has repurchased 2,704,752 shares for a total cost of approximately $9,904, as of December 31, 2015. The share repurchase program expired in December 2016.

On January 6, 2016, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of puttable common stock and paid cash of $1,000 to the holder upon redemption.

On March 11, 2016, 1,200,000 shares of common stock were issued as a result of the conversion of 3,000 shares of Series A Convertible Preferred Stock.

On April 1, 2016, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of puttable common stock and paid cash of $1,000 to the holder upon redemption.

On July 1, 2016, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of puttable common stock and paid cash of $1,000 to the holder upon redemption.

On October 3, 2016, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of puttable common stock and paid cash of $1,000 to the holder upon redemption.

On January 17, 2017, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of puttable common stock and paid cash of $1,000 to the holder upon redemption.

As of March 31, 2017, the Company was authorized to issue 250,000,000 shares of $0.0001 par value common stock of which 150,482,990 were issued and outstanding.

Stock based compensation

In October 2013, Navios Acquisition authorized and issued to its directors in the aggregate of 2,100,000 restricted shares of common stock and options to purchase 1,500,000 shares of common stock having an exercise price of $3.91 per share and an expiration term of 10 years. These awards of restricted common stock and stock options are based on service conditions only and vest ratably over a period of three years (33.33% each year). The holders of restricted stock are entitled to dividends paid on the same schedule as paid to the common stockholders of the company. The fair value of restricted stock was determined by reference to the quoted stock price on the date of grant of $3.99 per share (or total fair value of $8,379).

The fair value of stock option grants was determined with reference to the option pricing model, and principally adjusted Black-Scholes models, using historical volatility, historical dividend yield, zero forfeiture rate, risk free rate equal to 10-year U.S. treasury bond and the simplified method for determining the expected option term since the Company did not have sufficient historical exercise data upon which to have a reasonable basis to estimate the expected option term. The fair value of stock options was calculated at $0.79 per option (or $1,188). Compensation expense is recognized based on a graded expense model over the vesting period of three years from the date of the grant.

The effect of compensation expense arising from the stock-based arrangements described above amounted to $0 and $264, for the period ended March 31, 2017 and 2016, respectively, and was reflected in general and administrative expenses on the statements of operations. The recognized compensation expense was presented as an adjustment to reconcile net income to net cash provided by operating activities on the statements of cash flows.

There were no restricted stock or stock options exercised, forfeited or expired during the three month period ended March 31, 2017.

On October 24, 2016, 2015 and 2014, 700,005, 700,001 and 699,994 shares of restricted stock, respectively, were vested. Accordingly, there were no restricted shares outstanding and non-vested shares as of March 31, 2017 and as of December 31, 2016.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

On each of October 24, 2016, 2015 and 2014, 500,000 stock options were vested. Accordingly, there were no stock options outstanding and non-vested as of March 31, 2017 and as of December 31, 2016.

The weighted average contractual life of stock options outstanding as of March 31, 2017 was 6.6 years.

NOTE 14: SEGMENT INFORMATION

Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Acquisition’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Tanker vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
Asia	$38,032	$51,990
United States	11,966	19,173
Europe	14,484	9,256

Total Revenue	$64,482	$80,419

NOTE 15: EARNINGS PER COMMON SHARE

Earnings per share is calculated by dividing net income available to common stockholders by the weighted average number of shares of common stock of Navios Acquisition outstanding during the period.

Potential common shares of 1,500,000 (which includes stock options) and 9,176,000 (which includes Series C Convertible Preferred Stock and Stock options) for each of three month period ended March 31, 2017 and 2016 have an anti-dilutive effect (i.e. those that increase income per share) and are therefore excluded from the calculation of diluted income per share.

	For the Three Months Ended March 31, 2017	For the Three Months Ended March 31, 2016
Numerator:
Net income	$5,615	$23,770
Less:
Dividend declared on restricted shares	—	(35)
Undistributed (income) attributable to Series C participating preferred shares	(272)	(1,161)

Net income attributable to common stockholders, basic	$5,343	22,574

Plus:
Dividend declared on restricted shares	—	35
Undistributed income attributable to Series C participating preferred shares	272	—

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Net income attributable to common stockholders, diluted	$5,615	$22,609
Denominator:
Denominator for basic net income per share — weighted average shares	150,500,768	149,253,315
Series A preferred stock	—	936,264
Restricted shares	—	700,005
Series C participating preferred shares	7,676,000	—
Denominator for diluted net income per share — adjusted weighted average shares	158,176,768	150,889,584

Basic net income per share	$0.04	$0.15

Diluted net income per share	$0.04	$0.15

NOTE 16: INCOME TAXES

Marshall Islands, Cayman Islands, British Virgin Islands, and Hong Kong, do not impose a tax on international shipping income. Under the laws of these countries, the countries of incorporation of the Company and its subsidiaries and /or vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in the daily management fee.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. The amount included in Navios Acquisition’s statements of operations for the three months ended March 31, 2017, and 2016 related to the Greek Tonnage tax was $412 and $612, respectively.

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the Navios Acquisition’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. Subject to proposed regulations becoming finalized in their current form, the management of Navios Acquisition believes by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like Navios Acquisition, the second criterion can also be satisfied based on the trading volume and ownership of the Company’s shares, but no assurance can be given that this will remain so in the future.

NOTE 17: SUBSEQUENT EVENTS

On May 8, 2017, Navios Acquisition redeemed, through the holder’s put option, 75,000 shares of puttable common stock and paid cash of $750 to the holder upon redemption.

On May 12, 2017, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2017 of $0.05 per share of common stock payable on June 14, 2017 to stockholders of record as of June 7, 2017. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION.

By:	/s/ Angeliki Frangou

Angeliki Frangou
Chief Executive Officer

Date: May 18, 2017